FROM:            Lawrence A. Rand                          Louis Lipschitz
                 Kekst and Company                         Toys "R" Us, Inc.
                 437 Madison Avenue                        461 From Road
                 New York, NY  10022                       Paramus, NJ  07652
                 (212) 593-2655                            (201) 368-5548

FOR:             Toys "R" Us, Inc.                         FOR IMMEDIATE RELEASE
                 (NYSE:  TOY)



                             TOYS "R" US COMMENTS ON 1995 RESULTS

                      --Company to Restructure Its Worldwide Operations;
                        To Take $270 Million Charge In Fourth Quarter--

                             1996 RESULTS TO BENEFIT FROM ACTIONS

PARAMUS, NEW JERSEY, FEBRUARY 1, 1996--Toys "R" Us, Inc. said today that it would restructure its worldwide operations in an action that should make the Company significantly more profitable in 1996 and the future. The Company said that it will take a one-time charge of approximately $270 million, after taxes, to cover the cost of strategically repositioning the merchandise assortment that will be offered at the Company's toy stores, closing 25 stores and consolidating 3 distribution centers.

Michael Goldstein, Chief Executive Officer of Toys "R" Us, said "As a result of this move, the Company should be in a stronger position to generate significant earnings gains in 1996 and, more importantly, it should improve the Company's growth trends over the longer term."

Mr. Goldstein noted that based upon preliminary results 1995 operating profit, before the restructuring charge, should be approximately $590 million for the fourth quarter and approximately $740 million for the full year ending February 3, 1996.

The restructuring should position the Company for more profitable growth, improve the Company's return on equity and increase its cash flow. The charge will include costs relating to:

    * The strategic repositioning of our inventory assortment by streamlining the number of items carried,

    * The closing of 3 Toys "R" Us and 12 Kids "R" Us stores in the U.S.A., and the franchising or closing of 10 toy stores in Europe,

    * The consolidation of 3 distribution centers and 7 administrative facilities in the United States and Europe,

    * The Company's decision to elect early adoption of FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of" in the amount of $24 million.

Mr. Goldstein said, "These efforts will generate excitement in our stores, sustaining our leadership position as the world's dominant child-related retailer. Although it is difficult to estimate, we believe that between the reduction in our cost structure and the benefits anticipated from repositioning our merchandise offerings, the restructuring should provide at least a $50 million benefit to operating earnings in 1996 and a greater amount in 1997 and thereafter.

Since the implementation of the restructuring will have a positive cash impact, our financial condition will remain excellent. We will continue to have one of the strongest balance sheets in the retailing industry.

We are very excited about our three new U.S.A. store concepts. Our revolutionary new toy store design, which we call "Concept 2000", will be unveiled this year in approximately 12 locations, three of which will be retrofits of existing stores. Our new division, Babies "R" Us, will open about 10 locations in 1996, with a brand new store design specially tailored to the juvenile market. Our new Superstore design, combining all of the "R" Us concepts under one roof within approximately 90,000 square feet, will be showcased in 2 or 3 locations, one of which is a retrofit of an existing
Toys "R" Us and Kids "R" Us location. Including the Concept 2000 format, we will open approximately 35 new toy stores and approximately 10 new Kids "R" Us stores in the United States this year.

Internationally, we have recently signed franchise agreements for Indonesia, Scandinavia, South Africa and Turkey. This will allow us to open approximately 55 stores, including 20 franchise stores. We are continuing to pursue additional franchise opportunities to accelerate the market presence of Toys "R" Us throughout the world."

Mr. Goldstein further stated, "The restructuring plan announced today will have a positive impact on earnings in 1996 and beyond. After reviewing our market position, our competitive environment and the growth potential of our new and continuing businesses, we are confident that we have formulated a strategic plan that will increase shareholder value."

Toys "R" Us is the world's largest toy specialty retailing chain currently operating 653 toy stores in the United States, 337 international toy stores, including franchised stores, and 213 Kids "R" Us children's clothing stores.


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